
March 15, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed March 6, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated February 14, 2012 and have the following additional comments.

General

1. We note your disclosure on page 7 that a Type B travel agency in Taiwan is permitted to "Design domestic travel plans." With a view to revised disclosure please tell us how this is consistent with your plans discussed throughout the prospectus to market global travel products.

Outside Cover page of Prospectus

2. Please revise to state the correct page reference for the Risk Factors section.

Prospectus Summary, page 2

Overview, page 2

3. We note the statement in the fifth paragraph that "[t]he development of [y]our services will require the commitment of substantial resources of approximately $50,000 over the next twelve months to implement [y]our business plan."

However the disclosure on pages 17 and 18 indicate that your start-up costs, operating expenses, and initial cost of obtaining wholesale inventory will far exceed that amount over the next 12 months. Please revise.

Description of Business, page 17

Marketing and Sales, page 19

4. We note the statement under "Affinity Group" that "[you] have had conversations with no less than 5 groups that have expressed interest in sharing their group list with [y]our company." Please revise to state, if true, that you have not executed any agreements with these affinity groups.

5. Please delete the statements on page 19 that "[you] estimate [y]our company to start generating monthly gross revenue of $20,000 toward the end of 2012 and $60,000 in 2013. [You] estimate that the company will start to break even toward the end of 2012." Management must have a reasonable basis for all projections. Refer to Item 10 of Regulation S-K. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it appears that you do not have a reasonable basis for these statements.

Signatures

6. We note that the registration statement signatures are dated January 27, 2012, unchanged from the prior amendment. Please note that each time you amend your registration statement it must be signed and dated again.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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